UNITED STATES                   ---------------------------
          SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
                Washington, D.C. 20549               ---------------------------
                                                     OMB Number: 3235-0058
                                                     Expires: January 31, 2005
                      FORM 12b-25                    Estimated average burden
                                                     hours per response. . .2.50
              NOTIFICATION OF LATE FILING            ---------------------------

                                                     SEC FILE NUMBER   000-49723
                                                     CUSIP NUMBER      45170F204
(Check One):
[X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K   [ ] Form 10-QSB   [ ] Form N-SAR

For Period Ended: MARCH 31, 2004
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                      N/A
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 PART I -- REGISTRANT INFORMATION


 IGAMES ENTERTAINMENT, INC.
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 Full Name of Registrant


 N/A
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 Former Name if Applicable


 700 SOUTH HENDERSON ROAD, SUITE 210
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 Address of Principal Executive Office (Street and Number)


 KING OF PRUSSIA, PA 19406
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 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

        The fiscal year of iGames Entertainment, Inc. (the "Company") ended on March 31, 2004. Accordingly, the Company's Annual Report on Form 10-KSB was required to be filed by June 29, 2004. The Form 10-KSB could not be filed within the prescribed time because of additional time required by the Company's management to provide certain financial information to be included in the Form 10-KSB. The foregoing reasons causing the Company's inability to timely file its Annual Report on Form 10-KSB for the fiscal year ended March 31, 2004 could not be eliminated without unreasonable effect or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

 CHRISTOPHER M. WOLFINGTON          610                        354-8888
 -------------------------      -----------               ------------------
          (Name)                (Area Code)               (Telephone Number)

(2) Have all other periodic reports reports required under SECTION 13 or 15(D) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        In January 2004, we completed a reverse merger with Money Centers of America, Inc. and the acquisition of Available Money, Inc. In connection with these transactions, we changed our plan of business from providing gaming and security applications to casinos to providing cash access services to casino patrons. As a result of this change in our business, we wrote off all inventory related to our former business, recorded an expense for impairment of intangible assets and recorded a non-cash compensation expense related to the grant of options to Money Centers employees and consultants at below market exercise prices. Accordingly, we anticipate a net loss of approximately $6,650,000 for fiscal 2004.

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                           IGAMES ENTERTAINMENT, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: JUNE 30, 2004                 By: /s/ CHRISTOPHER M. WOLFINGTON
      -------------                     -----------------------------
                                        Christopher M. Wolfington,
                                        President and Chief Executive Officer